Exhibit 99.1

To the Stock Exchange in Copenhagen	June 21, 2006
Release 36/2006
Termination of ADR-Programme
     Copenhagen — Since 1994, TDC A/S and the Bank of New York, as Depositary, have offered American Depositary Receipts (ADRs) through the Bank of New York’s ADR-programme. Each ADR represents one-half of one ordinary share of TDC A/S and ADRs currently issued under the ADR-programme represent approx. 0.16% of TDC A/S’s share capital.
     Following the April 19, 2006, delisting of TDC A/S from the New York Stock Exchange, TDC A/S has today instructed the Bank of New York to stop offering ADRs on or about June 26, 2006.
     Additionally, the Bank of New York and TDC have agreed to amend the Deposit Agreement with effect after the expiry of a 90 day notice period. The amendment will allow the Bank of New York to sell all remaining deposited shares 30 days after the Deposit Agreement is terminated.
     Finally, The Bank of New York and TDC has agreed to terminate the Deposit Agreement on or about September 26, 2006. As a result, TDC expects that the ADR-programme will be finally terminated by the end of October 2006.
For further information please contact TDC Investor Relations on +45 3343 7680.

TDC is a Danish-based provider of communications solutions with significant presence in selected markets in Northern and Central Europe. TDC has five main business lines; TDC Solutions, TDC Mobile International, TDC Switzerland, TDC Cable TV and TDC Services. TDC was partly privatized in 1994 and fully privatized in 1998. Nordic Telephone Company ApS owns 88.2% of the shares, with the remainder held by individual and institutional shareowners.
TDC listing
Shares: Copenhagen Stock Exchange
Reuters TDC.CO
Bloomberg TDC DC
Nominal value DKK 5
ISIN DK0010 253335
Sedol 5698790